EXHIBIT 99.1

Press Release Dated January 4, 2013, Suncor Energy Sanctions Hebron project

News Release

FOR IMMEDIATE RELEASE

Suncor Energy Sanctions Hebron project

Calgary, Alberta (Jan. 4, 2013) — Suncor Energy today confirmed that the Hebron co-venturers officially sanctioned the Hebron project on December 31, 2012. Suncor holds a 22.729% interest in the project.

Hebron is an oil field located offshore Newfoundland and Labrador in the Jeanne d’Arc Basin 350 kilometres southeast of St. John’s, the capital of Newfoundland and Labrador. The Hebron Project co-venturers (partners) are: ExxonMobil Canada Properties (operator), Chevron Canada Resources, Suncor Energy Inc., Statoil Canada and Nalcor Energy – Oil and Gas.

For more details on the project, please review the operator’s news release available here:

http://hebronproject.com/media-centre/hebron-co-venturers-reach-sanction-project-investments-bringing-economic-benefits-to-the-province.aspx.

Suncor Energy is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at www.suncor.com or follow us on Twitter @SuncorEnergy.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
Website: www.suncor.com